Exhibit 99.1

Penn National Insurance Partners with Sapiens to Optimize Reinsurance Processes
Penn National Insurance Partners with Sapiens for Greater Reinsurance Modernization and Automation

Rochelle Park, N.J., June 6, 2023—Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Penn National Insurance, a super-regional P&C mutual insurance company, has selected Sapiens ReinsurancePro solution as a part of its multiyear legacy modernization and automation initiative. Penn National Insurance will also use Sapiens cloud services for a seamless and secure hosting experience.

Penn National Insurance needed a next-generation solution to improve efficiencies in several divisions, most notably its reinsurance administration, and respond more quickly to reinsurance opportunities. Their decision to choose Sapiens’ cloud reinsurance system was prompted by its outstanding functionality, 24/7 platform access, and Sapiens’ cloud services. ReinsurancePro also enables Penn National Insurance to automate reinsurance contract requirements from an infrastructure and planned cost perspective. Penn National Insurance is an existing Sapiens customer and uses the StatementPro annual statement filing solution. Their ReinsurancePro implementation is expected to be completed by January of 2024.

“Implementing Sapiens ReinsurancePro will help us modernize our reinsurance processes and better manage the increasing volume and complexity of future transactions,” said Jacquelyn Anderson, Penn National Insurance Senior Vice President, CFO and Treasurer. “The solution will also help us respond quickly to new reinsurance structures within a competitive cost structure.”

“A simplified and streamlined reinsurance administration platform will help strengthen Penn National Insurance’s long-term financial performance,” said Jamie Yoder, Sapiens North America President & General Manager. “Sapiens looks forward to providing Penn National Insurance with the tools to build on their recent industry gains and pursue their goals.”

Created and designed exclusively for the reinsurance market by some of the industry’s leading experts, Sapiens ReinsurancePro manages the entire range of reinsurance contracts and activities for all lines of business. Built-in automation of contracts, calculations, and processes provides flexible and full financial control of reinsurance processes, including auditing requirements and statutory compliance. More than 100 insurers worldwide use Sapiens’ reinsurance solutions.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn.

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About Penn National

Penn National Insurance (www.pennnationalinsurance.com), founded in 1919, in Harrisburg, Pa., helps people feel secure and makes life better when bad things happen. The company provides property-casualty insurance in 12 states, through a network of more than 1,200 independent agency operations. In 2022, the company wrote $853 million in direct premiums, had $2 billion in total assets, maintained a $798 million policyholder surplus and had an A.M. Best Financial Rating of A- (Excellent). As a mutual insurance carrier, the company operates solely in the best interest of our policyholders and received a Superior Rating for Personal Lines Claims Customer Experience from Ward’s for four consecutive years.

Media and Investor’s Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer &

Head of Investor Relations, Sapiens
yaffa.cohen-ifrah@sapeins.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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